WOODWARD PARK SECURITIES LLC

Financial Statements and Supplemental Schedules

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
008-71206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Woodward Park Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

74 West Long Lake Road, Suite 205
(No. and Street)

Bloomfield Hills	MI	48348
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory McGowan	313-488-0398	greg.mcgowan@woodwardparkpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MRPR Group, P.C.
(Name – if individual, state last, first, and middle name)

28411 Northwestern Hwy. Suite 800	Southfield	MI	48034
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3744
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory McGowan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Woodward Park Securities LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[Notary seal:] IRELYN SCHOOF — NOTARY PUBLIC COUNTY OF OAKLAND — My Commission Expires December 26, 2032 — Acting in the County of Oakland — STATE OF MICHIGAN

Ireleyn Schoof
Notary Public

Signature: _[signature]_

Title:
Manager

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**_To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

WOODWARD PARK SECURITIES LLC

Table of Contents

 

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Woodward Park Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Woodward Park Securities, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Woodward Park Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Woodward Park Securities, LLC's management. Our responsibility is to express an opinion on Woodward Park Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Woodward Park Securities, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Exemption) and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 (Exemption) have been subjected to audit procedures performed in conjunction with the audit of Woodward Park Securities, LLC's financial statements. The supplemental information is the responsibility of Woodward Park Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Exemption) and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 (Exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Woodward Park Securities, LLC's auditor since 2024.

MRPR Group, P.C.

Southfield, Michigan
February 19, 2026

WOODWARD PARK SECURITIES LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	12,997
Prepaid Expenses		4,270
Total Assets	$	17,267

Liabilities and Member's Equity

Liabilities

Accounts Payable	$	-
Total Liabilities	$	-

Member's Equity

Woodward Park Partners, LLC Equity	$	95,022
Retained Earnings		(77,755)
Total Member's Equity	$	17,267

WOODWARD PARK SECURITIES LLC

Statement of Operations
Year Ended December 31, 2025

Revenue		
	$	-
Expenses		
Registration and Regulatory Expenses	$	4,876
Dues and Subscriptions		4,891
General and Administrative Expenses		50,134
Total Expenses		59,901
Net Loss	$	(59,901)

WOODWARD PARK SECURITIES LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2025

	Member's Equity	Retained Earnings	Total Equity
Balance as of December 31, 2024	$ 47,003	(17,854)	29,149
Capital Contribution	48,019	-	48,019
Net Loss	-	(59,901)	(59,901)
Balance as of December 31, 2025	$ 95,022	(77,755)	17,267

WOODWARD PARK SECURITIES LLC

Statement of Cash Flows
Year Ended December 31, 2025

Net Loss	$	(59,901)
Adjustments to reconcile net loss to net		-
cash used in operating activities:		
Prepaid Expenses		2,775
Accounts Payable		-
Cash used in operating activities		(57,126)
Financing activities:		
Capital Contributions		48,019
Cash provided by financing activities		48,019
Net decrease in cash		(9,107)
Cash at beginning of year		22,104
Cash at end of year	$	12,997
Supplemental Disclosure pf Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

WOODWARD PARK SECURITIES LLC

Notes to Financial Statements
Year Ended December 31, 2025

Note 1 — Nature of Business

Woodward Park Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not hold or receive customer funds or securities. The Company provides mergers and acquisitions and other investment banking advisory services.

The Company's sole member is Woodward Park Partners, LLC ("Woodward Park"). Woodward Park provides office space, personnel, and certain overhead expenses without reimbursement. Therefore, the Company's financial results are not indicative of stand-alone operations.

Note 2 — Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Topic 606 Revenue from Contracts with Customers, in the Accounting Standards Codification (ASC). Topic 606 requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The Company provides advisory services on mergers and acquisitions (M&A) and private capital financings. Revenue for advisory arrangements is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Income Taxes

The Company is a limited liability company and as such income and expenses are allocated to its member. Accordingly, no provision has been made for federal and state income taxes.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two types of services: M&A advisory and capital raising advisory services. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the senior managers manage the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Cash and Cash Equivalents

Cash includes cash balances. At no time during the fiscal year did cash amounts deposited exceed FDIC limits.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $12,997, which was $7,997 in excess of its required net capital of $5,000 which is the greater of 6 2/3% of aggregate indebtedness or its minimum dollar requirement of $5,000. The Company's aggregate indebtedness was $0 as December 31, 2025.

Noted 4 — Related Party Transactions and Economic Dependency

The Company has an expense sharing agreement with Woodward Park. The Company estimates its portion of shared expenses through an allocation methodology which is regularly reviewed and updated. During the year ended December 31, 2025, certain identified expenses of Woodward Park were calculated as allocable to the Company. During the year $33,019 was incurred for these shared expenses. These expenses were forgiven by Woodward Park and were recognized as contributed capital by Woodward Park Securities, LLC.

Note 5 — Commitments, Guarantees and Contingencies

The Company, in its normal course of business, may enter into contracts that contain representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote. At December 31, 2025, the Company did not have any commitments or contingencies which require disclosures.

Note 6 — Subsequent Events

Management has evaluated subsequent events through February 19, 2026, the date which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements.

WOODWARD PARK SECURITIES LLC

Schedule I - Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2025

Net capital computation

Total Member's equity	$	17,267
Less nonallowable assets		4,270
Net Capital	$	12,997

Aggregate indebtedness

Aggregate indebtedness liabilities	$	-

Computation of basic net capital requirements

Minimum net capital required (1/15 of Aggregate Indebtedness)	$	-
Minimum dollar net capital requirement of reporting broker dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum]	$	7,997
Percentage of aggregate indebtedness to net capital		0.00%

Reconciliation of Computation of Net Capital:

> The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2025 as filed by Woodward Park Securities LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding SPIC Agreed-upon Procedures

> The Company is exempt from the filing of the SIPC Agreed-upon Procedures report as gross revenues are less than $500,000.

WOODWARD PARK SECURITIES LLC

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2025

The Company is considered a "Non-Covered Firm" and has no reserve requirement under SEC Rule 15c3-3 as its business is limited to advisory services related to mergers and acquisitions and private capital financings and operates in reliance on footnote 74 to SEC Release 34-70073.

WOODWARD PARK SECURITIES LLC

Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2025

The Company does not carry accounts of or for customers and has no possession or control obligations under SEC Rule 15c3-3 as its business is limited to advisory services related to mergers and acquisitions and private capital financings.





CPAs & Advisors

EST. 1974 50 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tot the Members of
Woodward Park Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Woodward Park Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to (1) providing advisory services relating to mergers and acquisitions and private capital financings: (2) the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Woodward Park Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodward Park Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

MRPR Group, P.C.

Southfield, Michigan
February 19, 2026

15

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

Woodward Park Securities, LLC

Exemption Report

Woodward Park Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Greg McGowan, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Greg McGowan, Managing Director / Financial and Operations Principal

Date of Report: January 12, 2026